Exhibit 99.4

ENGLOBAL CORPORATION

EMPLOYEE COMPLAINT PROCEDURES AND

NON-RETALIATION POLICY

ENGlobal Corporation (the “Company”) is committed to ensuring that it provides a safe workplace for its employees, and that its business practices are ethical and comply with federal and state law. Any employee that has a complaint that involves imminent danger or physical injury should report the matter immediately to the Human Resources Manager and the Safety Manager, as well as to proper authorities. Any employee that has a concern relating to any other matter may submit the concerns regarding the Company’s business practices to the Management of the Company. Employees who submit their concerns may do so without fear of dismissal or retaliation of any kind. Employees should report any unethical or dishonest conduct, or potential violation of federal or state law, including, but not limited to, the following:

•	violations of federal or state criminal law relating to securities fraud, mail fraud, bank fraud, wire, radio and television fraud, or fraud against shareholders;

•	violations of any rule or regulation of the Securities and Exchange Commission;

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

•	fraud or deliberate error in the recording and maintaining of financial records of the Company;

•	deficiencies in or noncompliance with the Company’s internal accounting controls;

•	misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company;

•	deviations from full and fair reporting of the Company’s financial condition;

•	conflicts of interest; and

•	violations of the Company’s Codes of Ethics.

The Company’s Audit Committee will oversee treatment of employee complaints. To facilitate the reporting of complaints, the Company’s Audit Committee has established the following procedures for (1) the receipt, retention and treatment of complaints and (2) the confidential, anonymous submission by employees of concerns regarding the Company’s business practices.

Submission of Employee Complaints

Employees may report their concerns on a confidential, anonymous basis using the Company’s telephone complaint hotline (the “Telephone Hotline”) or its email complaint submission system (the “Email System”). The Telephone Hotline and Email System are not suited for complaints that involve imminent danger or physical injury, which should be immediately reported to the Human Resources Manager and Safety Manager.

For all other complaints, to use the Telephone Hotline, simply call 281-821-3254, extension 583 and describe your complaint. It is not necessary to leave your name unless you want the Company to respond to you with the action taken. The phone system will not record the phone number from which your call was made. Access to the message retrieval system on this telephone extension is password protected and is limited to the Chief Governance Officer and the Chair of the Audit Committee.

ENGlobal Corporation	Exhibit 99.4
Employee Complaint Procedures and Non-Retaliation Policy

The Telephone Hotline will be reviewed weekly on Fridays of each week by the Company’s Chief Governance Officer, who will log the date the complaint was received, assign a complaint number, and determine whether the complaint is an accounting complaint or another type of complaint. She will then send all accounting complaints to the Chief Financial Officer and to the Chair of the Audit Committee. She will send all non-accounting complaints to the Chair of the Audit Committee. Any action taken on the complaint will be reported back to the Chief Governance Officer who will record the action taken.

To use the Email System, go to the Company Intranet and do the following:

1.	Click on “Employees”
2.	Click on “Administration”
3.	Enter your user name and password at the employee log-in prompt
4.	Click on “Employee Feedback System”
5.	Complete the form and click on “submit.”

If your complaint is delivered through the Email System, it will be anonymous unless you identify yourself. The Company’s web service provider has taken and will continue to take such measures as are necessary to ensure that complaints submitted using the web-based system are anonymous before they are forwarded to the Company. The email will be received by the Chair of the Audit Committee and the Chief Governance Officer.

Treatment of Employee Complaints

The Chair of the Audit Committee shall be responsible for reviewing the complaints and determining, with the assistance of the Audit Committee, whether further investigation is appropriate. An investigation and further corrective action will be initiated when warranted in the judgment of the Audit Committee. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

In addition, the Chief Governance Officer will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee. Copies of complaints and the complaint log will be maintained in accordance with the Company’s document retention policy.

Non-Retaliation Policy

The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith reporting of complaints or as otherwise specified in Section 806 of the Sarbanes-Oxley Act of 2002.

If an employee believes he or she has been subjected to any action that violates this policy, he or she should file a complaint with his or her supervisor, the Chief Governance Officer or the Company’s Director of Human Resources. If it is determined that an employee has experienced any improper employment action in violation of this policy, the employee will be entitled to appropriate corrective action.

Adopted by Resolution of the Board of Directors
March 25, 2004